UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 May 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F         FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES          NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Fiat Automobiles recognises TNT Logistics as the best logistics and transport provider,

19 May 2005

19 May 2005

Fiat Automobiles recognises TNT Logistics as the best logistics and transport provider

TNT Logistics South America received the award 'Qualitas' from Fiat Automobiles for the "Best Quality Performance" during 2004 in logistics and transport services. The award, in its sixteenth edition, is given by Fiat's Brazilian branch following a careful selection that involved about 300 suppliers in the country. The assessment is strictly technical, evaluating service performance and quality.

The partnership with Fiat Automobiles - one of the first TNT Logistics established in Brazil - started in 1997 with a spare parts and accessories management and distribution contract. The outstanding services provided led to a rapid development of the partnership.

At present TNT Logistics in Brazil is responsible for spare parts collection from suppliers and their transference to the factory, materials management (local and overseas), production line supply within the plant, parts and accessories storage and distribution, CKD and materials management and packaging for exports. Approximately 2,000 TNT employees fully dedicated to the Fiat contract are involved in these activities.

Fiat reported outstanding gains in the efficiency rate (determined by factors such as lower costs and improved work quality) in all areas managed by TNT Logistics.

TNT Logistics South America's director, Giuseppe Chiellino, says that the award underlines customer satisfaction with the services provided. "Our growing co-operation with this automaker is a sign of the success of this partnership, which is very important for TNT Logistics. We owe this to our team, always committed to our customer's full satisfaction", notes Chiellino.

About TNT Logistics

TNT Logistics, a division of TNT N.V., is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 19 May 2005